Filed by Alternative Credit Income Fund pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Alternative Credit Income Fund
Commission File No.: 811-23016
File No. of Related Registration Statement: 333-294601

PROPOSED MERGER BETWEEN BC PARTNERS LENDING CORPORATION (“BCPL”) & ALTERNATIVE CREDIT INCOME FUND (“ACIF”)

Ted Segal:

Welcome, and thank you for taking the time to hear this update. This is Ted Segal, Director of Investor Relations at BC Partners, and I’m joined by Mike Terwillger, Portfolio Manager of the Alternative Credit Income Fund. We're looking forward to walking you through the proposed merger between Alternative Credit Income Fund and BC Partners Lending Corporation.

This is a pre-recorded webinar, there will not be live Q&A. However, we are certainly available should you have follow-up questions after listening to this update. We can be reached via email at bcp.credit.ir.support@bcpartners.com, or by phone at 917-608-5997.

I'll start with our standard disclosures, then get into the call.

Today's presentation contains forward-looking statements about the Fund. The actual results may differ materially from those projected due to the risks and uncertainties, including but not limited to those discussed in the Fund's SEC ﬁlings. These ﬁlings, including the Fund's most recent reports to shareholders and the Fund's registration statement, are available on the Fund's website or upon request. The full forward-looking statements disclosure is shown on the screen.

In connection with the proposed merger, ACIF will ﬁle with the SEC and mail its shareholders proxy materials. Shareholders are encouraged to read the registration statement, the proxy statement, and other relevant documents on ﬁle as they contain important information about BCPL, ACIF, and the proposed merger.

Now to today's session.

Many of you have already received prior communications about the proposed merger, so we'll assume some familiarity with the basics. The goal of this webinar is to give you a picture of the rationale, the ﬁnancial picture, and what your clients can expect — so that you're equipped to have informed conversations with investors as they consider their vote.

Today's session is structured in two parts. Our portfolio manager Mike will walk through the "why" of the merger — the strategic rationale, the expected ﬁnancial impact, and an overview of BCPL's portfolio. He'll address some questions many have raised directly, which is how the move from an interval fund to a non-traded BDC structure affects shareholders and I'll come with the "how" — the timeline of key dates, what your clients need to do, and the deadlines that matter.

With that, I'll turn it over to Mike, Mike the ﬂoor is yours.

Mike Terwilliger:

Welcome to our Partners, so, I wanted to give a quick, high-level overview of the why, provide the rationale, the why we're going down this road of merging the funds.

So, in short, when we began this journey together, which is now more than ten years ago, ten years ago, the capital markets broadly, and the ﬁxed-income market in particular, looked very different. Ten years ago, you could be a small asset manager, like Resource America, and you could be considered a viable participant in the capital markets and the credit markets broadly.

A trend that started after the Great Financial Crisis, but has accelerated meaningfully post-pandemic, has been there has been dramatic consolidation within the ﬁxed income market. For whatever reason, the market has decided it was going to reward capital based upon size. Size became the prevailing force in the marketplace.

And of course, size then scales upon size. As certain managers raise more capital organically, that provides them more resources, which enables them to hire more staff, and be in a position to get more organic cash ﬂows and it also provides them higher FRE, or income, to be able to absorb other platforms.

So it's not just the Resource Americas of the world. I mean you've seen the platforms that were once vaunted, like Schroders and soon Janus Henderson have been swallowed up by this consolidation wave. So what began, in my early days of my career, the ﬁxed-income market used to be a widely distributed market with many players, has become a very consolidated market with just a handful of giants. And these giants measure their measure their AUM based upon…commensurate with, the GDP of European countries.

So we are not in a position to change the market structure. I can talk for hours on why this consolidation is harmful for markets, why it's harmful for shareholders, but we're in no position to change or make any sort of expectations that the market will change how it allocates capital.

Now, I will go off on a minor, tangent here. I would argue that, given some of the noise and the dislocation that we're seeing in the private credit market, my expectation is there could be a reevaluation, a recalibration from allocators in both retail and institutional looking at their portfolios and perhaps and saying, “Gosh does it make sense to reward 80 percent of ﬂows into four or ﬁve managers?” So it's possible that a shake up from the recent tumult in private credit shifts market structure. We certainly can't depend upon that. We can't rely upon that. Hence we just have to adjust, to account for the way the market is moving.

So again, when we started this fund ten years ago. In the initial ﬁve years, the Credit Income Fund was able to attract capital, which is, of course, the lifeblood of any fund. Over the last several years, we’ve frankly just been crowded out from a market that has just attracted capital to a handful of players. This created a paradoxical challenge for us, in a way we were almost a victim of our early success.

We attracted the balance of our capital from the years of 2015 to 2020. During that time, the average fed funds rate was only 1.25 percent. So when the fed funds rate shifted dramatically, a lot of our competitors were just starting. They were just putting dollars to work under a very different fed funds rate environment, whereas we had a portfolio of lower-yielding assets, and were not attracting signiﬁcant capital to take advantage of the shift in the rate environment. Other allocators also had a different orientation on leverage, which enabled them to put up double-digit yield when we were continuing to be in the high single digits.

So again, we do not like this market structure, but we need to adapt and we need to evolve. We need, by merging the Alternative Credit Income Fund with the BCPL, the BC Partners Lending fund, we are going to get signiﬁcantly greater scale. And that scale is going to yield meaningful and immediate beneﬁts to you and your shareholders.

The ﬁrst scale-- I mean, the ﬁrst sign of scale is very simple, it’s right down the fairway math that everyone understands. If you have more assets to which distribute the ﬁxed operating costs of being a fund. Those beneﬁts just accrue to shareholders immediately. Right? You have-- why everyone loves the fund business is there is tremendous operating leverage from the cost side.

What I'm actually more excited about, though, is, as a part of a scaled vehicle, I believe that we are going to be a more viable competitor in the marketplace, which is going to enable us to attract new ﬂows and take advantage of our pipeline. And I promise, none of this is “spin” there tremendous amount of negative headlines around private credit. But two simple facts have not changed. One, small and medium-sized businesses want and need debt capital to grow their businesses, and two, investors want to have the excess yield and the excess return that private market credit provides.

Hence, while the rest of the market is retreating, we're moving forward. We're stepping up by combining our vehicles to put ourselves in a position to continue to capitalize on the demand and drive and need for private credit.

Lastly, I wanted to say a thing, a word about resilience. Look it is inescapable that, beyond the geopolitical uncertainty, it is inescapable that we are in a period of market uncertainty, as it relates to this category in particular. Private credit seems to be unable to get itself out of the headlines. And those challenges have happened to ﬁrms that, frankly, what's going on with some of those ﬁrms have nothing to do with us. It's a part of the market that we don't play in. Most of the struggles have been in the large cap market, but there is no question spillover from that. In an uncertain environment, what we need to deliver for our shareholders is resilience. Unambiguously, the private structure provides greater resilience and protection than the interval fund. Hence, we think it is prudent to move to that structure to help protect our investors, not just through this period of uncertainty that we're navigating, but we believe that that is a simply a better protection vehicle for our investors with the long term. As Ted noted, this is recorded. If you have questions conceptually, please do not hesitate to reach out. With that, I'll hand it over to Ted to talk about a bit of the “what” of the transaction.

Ted Segal:

Thanks, Mike.

I want to spend a few minutes walking through the timeline because dates here matter for you and your clients over the coming weeks. April 14th was the record date. Only ACIF shareholders of record as of that date are entitled to vote. An initial announcement on the merger was mailed beginning April 22nd, so your clients may have already received that or be receiving it shortly. Proxy cards, instructions on how to vote, along with a letter about the merger will be mailed at the end of April, so investors will receive those packets in early May. One of the most important dates on this timeline is July 6th. That's the deadline for ACIF shareholders to submit their proxy votes by phone, online, or by mail. Mail-in proxies must be received by July 6th, so if your clients plan to vote by mail, they should send their ballots well in advance of that date to allow for delivery time. The special meeting itself will be the following day, July 7th, and be held virtually. Following shareholder approval, ACIF will conduct a one-time discretionary repurchase offer up to 15% of outstanding shares at NAV. So prior to the merger, ACIF will be business as usual, and we will have at least one normal course of business redemption window from June 10th to July 10th. Then, should the merger be approved, we'll have a special 15% of funds NAV liquidity opportunity. So ACIF will offer at least 20% of the fund for liquidity, which is a full year's worth of liquidity.

This is important because of what happens post-merger. So if the merger is approved in early July, we have the special liquidity window potentially late July to late August. The merger would then be expected to close in the third quarter of this year. We offer a full year's worth of liquidity prior to the merger because BCPL currently does not have a standard liquidity provision. Post-merger, BCPL will be closed for redemptions for a year while it restructures. Following the restructuring, it will begin offering quarterly liquidity, in line with other perpetual non-traded BDCs. Approval of the merger requires the affirmative vote of a majority of ACIF's outstanding shares. Importantly, abstentions and unreturned proxies count essentially as a vote against the merger. That means every vote matters, and silence is not exactly neutral. The ACIF board, upon the unanimous recommendation of its special committee, has unanimously approved the merger and recommends that shareholders vote for it. The single most useful thing you can do for your clients in the coming weeks is to make sure they understand the proposal, know the July 6th deadline, and submit their vote. When the merger takes place, it will be on a NAV for NAV basis, structured as a non-taxable reorganization. So the value of an investor's account won't change just the number of shares, as there is a difference in NAV between ACIF and BCPL. Then ACIF investors will simply become investors in BCPL, a perpetual non-traded BDC. We feel the majority of clients invested in ACIF for a stable NAV and distribution, as it is called, the credit income fund. BCPL is a non-traded BDC, arguably has a more stable NAV and a higher distribution, which currently sits at just over 10%. So we feel when it comes to meeting the investment objectives of many of CIF's shareholders, BCPL also does that. If your clients have questions as you work through this, whether about the ﬁnancial impact, the structural changes, the timing, or the mechanics of voting, please reach out to us directly. Our team is available by phone at 917-608-5997, by e-mail at bcp.credit.ir.support@bcpartners.com, or you can visit www.AltCIF.com for additional resources. We appreciate the trust you and your clients have placed in us, and we look forward to continuing the conversation through this process.

Again, thank you for tuning in.